ATCO
GROUP

Corporate Office

03037148

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

October 22, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5, filed October 21, 2003
- Corporation's Press Release, issued October 21, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

The ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

dlw 11/7

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	0.32	CAD	10/21/2003	12/12/2003	12/31/2003
ACO.Y	0.32	CAD	10/21/2003	12/12/2003	12/31/2003
ACO.PR.A	0.359375	CAD	10/21/2003	11/07/2003	12/01/2003

Filed on behalf of the Issuer by:

Name: Trina Leanne Metz
Phone: 403-292-7564
Email: trina.metz@atco.com
Submission Date: 10/21/2003 16:26:20
Last Updated: 10/21/2003 16:26:20

ATCO GROUP
News Release

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

FOR IMMEDIATE RELEASE

CALGARY, October 21, 2003 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2003)	Payment Date (2003)
Class I Non-Voting	ACO.X	0.32	12-Dec	31-Dec
Class II Voting	ACO.Y	0.32	12-Dec	31-Dec
5.75% Series 3	ACO.PR.A	0.359375	07-Nov	01-Dec

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.atco.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
ATCO Ltd.
(403) 292-7502